UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  August 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 30, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD OF
DIRECTORS OF THE COMPANY ON 27 AUGUST 2010

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 27 August 2010.

Pursuant to the requirements of the Articles of Association of China Eastern Airlines Corporation Limited (the “Company”) and the rules of meeting of the Board (董事會議事規則) of the Company and as convened by Liu Shaoyong, the chairman of the Board, the third meeting in 2010 (the “Meeting”) of the sixth session of the Board of the Company (the “Board” or “Directors”) was held at Shanghai International Airport Hotel on 27 August 2010.

Liu Shaoyong, as the chairman of the Board; Ma Xulun, Luo Chaogeng, Luo Zhuping as Directors, and Sandy Ke-Yaw Liu, Wu Xiaogen, Shao Ruiqing as independent non-executive Directors, attended the Meeting. Li Jun as the vice chairman of the Board authorized Luo Zhuping, a Director, to vote for him in favour of the resolutions. Ji Weidong, as independent non-executive Director, authorized Sandy Ke-Yaw Liu, an independent non-executive Director, to vote for him in favour of the resolutions.

The Directors who attended the Meeting confirmed they had received the notice of the Meeting and relevant information before the Meeting. Xu Zhao, Yan Taisheng, Feng Jinxiong and Liu Jiashun, as supervisors of the Company, and Zhang Jianzhong, Li Yangmin, Zhao Jinyu, Tang Bing as vice presidents, and Wu Yongliang as the chief financial officer, and other senior management and heads of the relevant departments of the Company also attended the Meeting.

The quorum present at the Meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Liu Shaoyong, the chairman of the Board. After adequate discussion, the Directors present at the Meeting considered and unanimously approved certain resolutions (including the following resolutions):

1.	Considered and approved the 2010 Interim Financial Report of the Company.

2.
Considered and approved the 2010 Interim Report (A share) and 2010 Interim Results Announcement (H share) of the Company, and decided to announce the same together with the 2010 Interim Financial Report as considered and approved pursuant to resolution no. 1 above in both Hong Kong and Shanghai at the same time.

3.
Considered and approved the acquisition of the 5% equity interests in 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Ltd.) (“Shanghai Eastern Flight”) held by 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”).

Agreed to the acquisition by the Company, by way of cash, of the 5% equity interests in Shanghai Eastern Flight held by CEA Holding. The consideration of such acquisition, to be determined on the basis of the appraised net asset value of Shanghai Eastern Flight as of 30 June 2010, being the record date in respect of such appraisal, shall be approximately RMB28,269,595.88. Gain or losses to be incurred during the period from the appraisal record date to the date of completion of the transfer of equity interests shall be shared amongst the original shareholders in proportion to their respective shareholdings. Upon completion of such transfer, Shanghai Eastern Flight shall become a wholly-owned subsidiary of the Company.

4.	Considered and approved the acquisition of shareholding in 東航大酒店有限公司 (Eastern Airlines Hotel Co., Ltd.) (“Eastern Airlines Hotel”) held by CEA Holding.

Agreed to the acquisition by the Company, by way of cash, of the 14.14% equity interests in Eastern Airlines Hotel held by CEA Holding. The consideration of such acquisition, to be determined on the basis of the appraised net asset value of Eastern Airlines Hotel as of 30 June 2010, being the record date in respect of such appraisal, shall be approximately RMB14.9415 million. Gain or losses to be incurred during the period from the appraisal record date to the date of completion of the transfer of entity interests shall be shared amongst the original shareholders in proportion to their respective shareholdings. Upon completion of such transfer, Eastern Airlines Hotel shall become a wholly-owned subsidiary of the Company.

Resolutions 3 and 4 above relate to connected transactions of the Company, as CEA Holding is the controlling shareholder of the Company. As Liu Shaoyong, Li Jun and Luo Chaogeng are senior management of CEA Holding, they may be regarded as having a material interest in the said connected transactions and therefore have abstained from voting on the said resolutions. Save as disclosed above, none of the Directors has a material interest in the said connected transactions. The terms of the said connected transactions have not been finalised yet. Upon such finalisation, the Company will comply with the applicable connected transactions regulatory requirements (if necessary) under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Based on presently available information, the Directors, including the independent non-executive Directors, consider that the said connected transactions are on normal commercial terms, in the interests of the Company and its shareholders as a whole, and are fair and reasonable to the Company’s shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
27 August 2010